UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2009

Commission File Number: 001-32667

QUEST CAPITAL CORP.
(Translation of registrant's name into English)

550 Burrard St., Suite 1028
Vancouver, British Columbia, Canada V6C 2B5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[               ] Form 20-F   [ X ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [               ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [               ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [               ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	News Release Dated December 3, 2009

99.2	News Release Dated December 8, 2009

99.3	News Release Dated December 10, 2009

99.4	Material Changes Dated December 3, 2009 and December 8, 2009

99.5	Material Change Dated December 10, 2009

99.6	News Release Dated December 16, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Quest Capital Corp.
(Registrant)

Date: December 21, 2009	By:	/s/ Sandra Lee
	Name:	Sandra Lee
	Title:	Corporate Secretary